UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
July 9, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date July 9, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO SUPPLIES POWER BOILER TO MÖLNDAL ENERGI’S COMBINED HEAT AND POWER PLANT IN SWEDEN
(Helsinki, Finland, July 9, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Power, a part of Metso Paper business area, will supply Mölndal Energi AB with a biomass-fired power boiler to company’s new combined heat and power plant in Mölndal, Sweden. Start-up for the plant is scheduled for the second half of 2009. The value of the order is approximately EUR 45 million. The order will be included in Metso’s third quarter order backlog.
The power boiler (70 MWth) will utilize bubbling fluidized bed technology and will burn biomass replacing the plant’s use of fossil fuels in the district heat production. The plant’s district heating capacity will satisfy the need of around 25 000 houses. Mölndal Energi also starts to produce electricity and the capacity will correspond to the yearly demand of all households in Mölndal.
Mölndal Energi AB, part of the Mölndal Energi group, offers district heating, electricity, electricity distribution network, broadband, cable television and contract services. Mölndal Energi AB has a district heating network near Gothenburg and it is also an independent player on the Swedish electricity market. The company supplies electricity to around 22,250 customers.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Martin Ridderheim, Vice President & General Manager, Metso Power, tel. +46 706 541 237
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.